Exhibit B.3(d): Other Pages of CIBC’s 2013 Annual Report incorporated in Annual Information Form

•	“Directors and Board Committees” pages V-VI
•	“Transfer Agent and Registrar” page 170

Message from the Chair of the Board

Charles Sirois

At CIBC, we believe good corporate governance is

positioning the company for success over the long term.

Committed to sustainable shareholder value creation

CIBC continues to deliver on its commitment to create value for our shareholders by generating consistent and sustainable earnings over the long term. In 2013, CIBC delivered record reported and adjusted earnings, which underscore the strength of the strategy executed by Gerry McCaughey and his team.

We recognize that corporate strategy and its successful execution are key determinants of shareholder value. As a participating Board, we worked with management on CIBC’s ongoing strategic planning process with a focus on aligning our growth objectives with CIBC’s risk appetite.

Acting with integrity

We continue to believe that good governance is the basis for creating sustainable shareholder value. It mitigates risk, fosters a performance culture and provides the solid platform on which to deliver stable financial returns.

Good governance is about doing the right thing – the right thing for today and for tomorrow. For us, doing the right thing means always acting with integrity. That means setting a tone of accountability and a commitment to excellence. I am proud to say that each of our 16 directors demonstrates a commitment to actively and constructively participate in Board discussions, debate and decision-making that foster CIBC’s corporate and business strategies, policies and activities.

Building a high performance board

The quality of our individual directors is paramount. Our directors must have the requisite expertise, business, industry or other relevant experience to carry out his or her fiduciary duties to best serve the long-term interests of the organization and all of its stakeholders.

We are committed to ongoing Board renewal to ensure we have an appropriate breadth, depth and diversity of director skill sets. We continue to add to the strength and diversity of our Board

CIBC 2013 ANNUAL REPORT        V

Board of Directors	Message from the Chair of the Board

Charles Sirois C.M., O.Q. 1997

Chair of the Board

CIBC

Chairman

Telesystem Ltd.

Montreal, Quebec, Canada

Brent S. Belzberg 2005

(CGC, MRCC – Chair)

Senior Managing Partner

TorQuest Partners

Toronto, Ontario, Canada

Gary F. Colter 2003

(AC, CGC – Chair)

President

CRS Inc.

Mississauga, Ontario, Canada

Dominic D’Alessandro, O.C. 2010

(RMC)

Past President and

Chief Executive Officer

Manulife Financial Corporation

Toronto, Ontario, Canada

Patrick D. Daniel 2009

(MRCC)

Past President and

Chief Executive Officer

Enbridge Inc.

Calgary, Alberta, Canada

Luc Desjardins 2009

(MRCC)

President and Chief Executive Officer Superior Plus Corp.

Calgary, Alberta, Canada

Hon. Gordon D. Giffin 2001

(MRCC)

Senior Partner

McKenna Long & Aldridge LLP

Atlanta, Georgia, U.S.A.

Linda S. Hasenfratz 2004

(MRCC)

Chief Executive Officer

Linamar Corporation

Guelph, Ontario, Canada

Kevin J. Kelly 2013

(RMC)

Corporate Director

Toronto, Ontario, Canada

Nicholas D. Le Pan 2008

(CGC, RMC – Chair)

Corporate Director

Ottawa, Ontario, Canada

Hon. John P. Manley P.C., O.C. 2005

(AC, CGC)

President and Chief Executive Officer Canadian Council of Chief Executives

Ottawa, Ontario, Canada

Gerald T. McCaughey 2005

President and Chief Executive Officer

CIBC

Toronto, Ontario, Canada

Jane L. Peverett 2009

(AC)

Corporate Director

West Vancouver, British Columbia,

Canada

Leslie Rahl 2007

(RMC)

Founder and Managing Partner

Capital Market Risk Advisors, Inc.

New York, New York, U.S.A.

Katharine B. Stevenson 2011

(AC)

Corporate Director

Toronto, Ontario, Canada

Ronald W. Tysoe 2004

(AC – Chair, CGC)

Corporate Director

Jupiter, Florida, U.S.A.

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and

Compensation Committee

RMC – Risk Management Committee

based on a wide variety of experiences, backgrounds and viewpoints.

We were pleased to welcome Kevin Kelly to our Board this year. Mr. Kelly is a Corporate Director with more than 30 years experience in wealth and asset management in Canada and the United States.

The recruitment and retention of women continue to be key priorities for CIBC. During the year, we signed the Catalyst Accord to increase the proportion of women directors on Canadian corporate boards.

Advancing CIBC’s talent strategy

Your Board continued to advance CIBC’s talent strategy, including the development of a strong and diverse pipeline of future leaders, oversight on key talent management initiatives across the organization and further integration of talent management within the business strategy.

During the year, we conducted in-depth executive talent reviews with a focus on executive bench strength and leadership capability. Succession planning continued to be enhanced with a focus on critical roles across the organization and a review of individual development plans for senior leaders.

Reviewing our executive compensation program

CIBC seeks to be a leader in executive compensation disclosure practices and governance. In 2013, the Board conducted a comprehensive review of the compensation program for the CEO and the senior executive team to ensure continued alignment with CIBC’s evolving strategy and changing industry pay practices. Enhancements were made to the program that we believe will achieve an appropriate balance between increasing the risk and variability of possible pay while motivating CIBC’s senior leadership to deliver long-term value for shareholders.

Continuing focus on risk management

The concept of safety and soundness is deeply rooted in the management of our bank. We continue to enhance our risk management oversight and supervise CIBC’s strategy and risk profile to ensure we maintain an appropriate risk posture. Your Board reviews and approves annually CIBC’s risk appetite statement defined by management. Our risk appetite statement is the cornerstone of our approach to risk management and guides our risk-taking activities.

Engaging with our shareholders

Maintaining an ongoing dialogue with our shareholders is a priority for your Board. It allows us to obtain feedback on our governance practices directly from our shareholders and gives us the opportunity to explain our perspectives on governance. In 2013, we had the pleasure of meeting or corresponding with a large number of stakeholders including institutional investors, governance groups and non-government organizations.

In all, 2013 was a productive year for your Board and one of progress for CIBC. We are proud of the advances made in positioning CIBC for the long term. I would like to thank my fellow directors, the management team and employees of CIBC for their work this year in serving clients and creating value for you, our esteemed shareholders.

Charles Sirois

Chair of the Board

VI      CIBC 2013 ANNUAL REPORT

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CIBC Mellon Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CST Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 514 985-8843 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CST Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

170	CIBC 2013 ANNUAL REPORT